SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2007

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

        On May 4, 2007, Scott's Liquid Gold-Inc. announced in a press release its operating results for the quarter ended March 31, 2007. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

        Exhibits.

        The following exhibit accompanies this Report:

        Exhibit No.   Document
           99   Press Release dated May 4, 2007
                             concerning results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: May 4, 2007   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                      Chief Financial Officer and
                                      Treasurer

EXHIBIT INDEX

Exhibit
Number   Document

  99   Press Release dated May 4, 2007 concerning results of
            operations.